Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S  R E L E A S E

November 16, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 60,125,811

WINDSTAR UPDATE

Vancouver, BC – November 16, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange -- "WND") (OTCQX -- "WNDEF"), is pleased to announce that the interconnecting utility has rescheduled the next Windstar interconnection outage for November 28, 2011. The interconnecting utility also informed Western Wind Energy that the outage would last from November 28 through December 9, 2011.

Based on this last rescheduling of the interconnection outage, Western Wind Energy and Windstar contractors RMT (EPC) and Gamesa (WTG) are required to energize and test the Windstar electrical system by December 10th and to complete the entire commissioning of the first 106 MWs by December 31, 2011. Revenue service will happen after December 10th, as the first turbines go online.

The remaining 14 MWs is scheduled to be erected before the year end and commissioning a few weeks later. There is no risk to any development bonds as the off-taker and the interconnecting utility are the same party. There is also no risk to the cash grant.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward -looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.